File No: 82-34882

07020877

FILTRONA PLC

HOLDING(S) IN COMPANY

8 January 2007

Filtrona plc announces it was informed today that, following a disposal of an interest in Filtrona shares on 4 January 2007, Morgan Stanley Securities Limited and its group companies no longer hold a notifiable interest in the Company.

Name of contact and telephone number for queries
Patricia Kingdon
Deputy Company Secretary
01908 359100

SUPPL

Name of authorised company official responsible for making this notification
Jon Green
Company Secretary and General Counsel
01908 359100

PROCESSED

FEB 0 9 2007

THOMSON
FINANCIAL

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Legal and General Group plc and/or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Legal and General Group plc and/or its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED

5. Number of shares / amount of stock acquired

   N/K

6. Percentage of issued class

   N/K

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    10 January 2007

12. Total holding following this notification

    29,078,957 shares

SCHEDULE 10 (continued)
NOTIFICATION OF MAJOR INTERESTS IN SHARES

Registered Holder	Holding
HSBC Bank plc a/c 914945	27,624
HSBC Bank plc a/c 923363	254,788
HSBC Bank plc a/c 636544	101,807
HSBC Bank plc a/c 775237	497,429
HSBC Bank plc a/c 942199	1,351,098
HSBC Bank plc a/c 942229	1,338,937
HSBC Bank plc a/c 942217	1,347,952
HSBC Bank plc a/c 942205	1,346,827
HSBC Bank plc a/c 942175	1,335,992
HSBC Bank plc a/c 942187	1,342,472
HSBC Bank plc a/c 775245	555,137
HSBC Bank plc a/c 770286	910,598
HSBC Bank plc a/c 357206	5,106,279
HSBC Bank plc a/c 866203	443,028
HSBC Bank plc a/c 916681	11,700
HSBC Bank plc a/c 969995	623,326
HSBC Bank plc a/c 999392	24,143
HSBC Bank plc a/c 630591	2,488,851
HSBC Bank plc a/c 361602	133,462
HSBC Bank plc a/c 282605	3,942,443
HSBC Bank plc a/c 360509	377,409
HSBC Bank plc a/c 766793	1,083,405
HSBC Bank plc a/c 924434	269,868
HSBC Bank plc a/c 924422	959,253
Northern Trust Company, The A/c PRE04	9,069
Northern Trust Company, The A/c MZD01	1,600
HSBC Bank Plc A/c 881071	6,907
Northern Trust Company, The A/c LGD01	1,531,492
Northern Trust Company, The A/c LGQ01	886,080
Northern Trust Company, The A/c LGG01	51,625
Northern Trust Company, The A/c LGL01	557,730
Northern Trust Company, The A/c LLP01	33,848
Northern Trust Company, The A/c LLL01	45,445
Northern Trust Company, The A/c LLV01	60,485
Northern Trust Company, The A/c CFN01	20,848
	29,078,957

File No: 82-34882

RECEIVED

FILTRONA PLC

HOLDING(S) IN COMPANY

11 January 2007

Filtrona plc announces it was informed today that following a sale on 9 January 2007, Brahman Capital Corp sold its entire holding in Filtrona plc. The shares were previously held in the name of Bear Sterns & Co and Goldman Sachs & Co.

Name of contact and telephone number for queries
Patricia Kingdon
Deputy Company Secretary
01908 359100

Name of authorised company official responsible for making this notification
Jon Green
Company Secretary and General Counsel
01908 359100

FILTRONA PLC
HOLDING (S) IN COMPANY

12 January 2007

Filtrona plc announces it was informed on 12 January 2007 that, following an acquisition on 9 January 2007, Morgan Stanley Securities Limited ("MSSL") holds an interest in 7,007,449 ordinary 25p shares, being 3.19% of the issued share capital of the Company.

MSSL have transferred from time to time 4,067,340 ordinary shares to third parties on terms which give them the right to require return of an equivalent number of shares. MSSL's interest in 4,067,340 ordinary shares is pursuant to Section 208(5) of the Companies Act 1985.

Filtrona plc was advised that MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are each interested by attribution in any shares in which MSSL is interested.

Name of contact and telephone number for queries

Patricia Kingdon
Deputy Company Secretary
T: 01908 359100

Name of authorised company official responsible for making this notification

Jon Green
General Counsel and Company Secretary
T: 01908 359100

FILTRONA PLC
HOLDING (S) IN COMPANY

15 January 2007

Filtrona plc announces it was informed on 15 January 2007 that, following an acquisition on 11 January 2007, Morgan Stanley Securities Limited ("MSSL") holds an interest in 9,179,889 ordinary 25p shares, being 4.18% of the issued share capital of the Company.

MSSL have transferred from time to time 4,067,340 ordinary shares to third parties on terms which give them the right to require return of an equivalent number of shares. MSSL's interest in 4,067,340 ordinary shares is pursuant to Section 208(5) of the Companies Act 1985.

Filtrona plc was advised that MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Name of contact and telephone number for queries

Patricia Kingdon
Deputy Company Secretary
T: 01908 359100

Name of authorised company official responsible for making this notification

Jon Green
Company Secretary and General Counsel
T: 01908 359100

File No: 82-34882

FILTRONA PLC

HOLDING(S) IN COMPANY

15 January 2007

Filtrona plc announces it was informed today that, following a disposal of an interest in Filtrona shares on 12 January 2007, Morgan Stanley Securities Limited and its group companies no longer hold a notifiable interest in the Company.

Name of contact and telephone number for queries
Patricia Kingdon
Deputy Company Secretary
01908 359100

Name of authorised company official responsible for making this notification
Jon Green
Company Secretary and General Counsel
01908 359100

FILTRONA PLC

HOLDING(S) IN COMPANY

16 January 2007

Filtrona plc announces it was informed today that, as at close of business on 12 January 2007 The Goldman Sachs Group Inc no longer has a disclosable interest in the Company's shares.

Name of contact and telephone number for queries
Patricia Kingdon
Deputy Company Secretary
01908 359100

Name of authorised company official responsible for making this notification
Jon Green
Company Secretary and General Counsel
01908 359100

END